                                HOLLINGER   INC.
                               10 Toronto Street
                                Toronto, Ontario
                                    M5C 2B7
                                     PROXY
            THIS PROXY IS SOLICITED BY MANAGEMENT OF HOLLINGER INC.
          IN RESPECT OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                            TO BE HELD JUNE 25, 2003

     The undersigned holder of retractable common shares of HOLLINGER INC. ("Hollinger") hereby appoints Lord Black, Chairman of the Board and Chief Executive Officer, or failing him F. David Radler, Deputy Chairman, President and Chief Operating Officer, or failing him, Daniel W. Colson, Vice-Chairman, or failing him Charles G. Cowan, Vice-President and Secretary, or instead of any of them ............................ as nominee of the undersigned to attend, vote and act for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders of Hollinger to be held on June 25, 2003, and at any adjournments thereof upon the following matters:

     The undersigned hereby directs that the shares represented by this proxy are to be:

     (a) VOTED [ ] or WITHHELD FROM VOTING [ ] in respect of the election of directors;

     (b) VOTED [ ] or WITHHELD FROM VOTING [ ] in respect of the appointment of KPMG LLP, Chartered Accountants, as auditors of Hollinger and the authorization of the directors to fix the auditors' remuneration, and

     (c) VOTED FOR [ ] or VOTED AGAINST [ ] the Board Size Resolution approving the amendment of Hollinger's articles, the full text of which is set forth in Appendix "A" to the accompanying Management Proxy Circular.

     This proxy confers authority upon the persons named herein as nominees to vote hereunder. The shares represented by this proxy will be voted for or withheld from voting in accordance with the instructions of the undersigned with respect to the specific matters identified above. Where no choice is specified, THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE "VOTED" WITH RESPECT TO MATTERS
(a) AND (b) AND "VOTED FOR" WITH RESPECT TO MATTER (c). This proxy confers authority to vote in the proxyholder's discretion with respect to all other matters which may properly come before the Annual and Special Meeting or any adjournments thereof.

     The undersigned hereby revokes any proxy previously given with respect to the shares represented by this proxy.

DATED this ............ day of..........................................., 2003.

                                    .......................................
                                           (Signature of Shareholder)
Notes:

1. If the shareholder appointing a proxy is a corporation, the instrument of proxy must be signed under its corporate seal or under the hands of officers or attorneys duly authorized.

2. IF THE SHAREHOLDER WISHES TO APPOINT AS PROXY A PERSON OTHER THAN ANY OF THE PERSONS NAMED ABOVE, SUCH NAMES SHOULD BE STRUCK OUT AND THE NAME OF SUCH OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) SHOULD BE INSERTED OR ANOTHER FORM OF PROXY SHOULD BE COMPLETED. The completed proxy should be delivered to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays and holidays) preceding the time of the meeting or any adjournments thereof.

3. If this proxy is not dated in the space provided above, it will be deemed to be dated on the day on which it is mailed by Hollinger.

4. If your address as shown is incorrect, please give your correct address when returning this proxy.

5. For additional information, see the accompanying Management Proxy Circular.